Exhibit 99.6

NiCE Actimize X-Sight AI Enterprise Platform Increases Modernization
of KeyBank’s Financial Crime Operations

 KeyBank also leverages NiCE for its workforce augmentation capabilities utilizing intelligent automation to streamline operations and drive productivity across service touchpoints

Hoboken, N.J., June 12, 2025 – NiCE Actimize, a NiCE (NASDAQ: NICE) business, today announced that KeyBank has increased the modernization of its financial crime operations with the X-Sight AI Enterprise Platform, an advanced portfolio of solutions which effectively address the financial services institutions’ (FIs) most pressing challenges. KeyBank is one of the nation's largest bank-based FIs.

KeyBank’s objectives in its modernization were to tackle a variety of operational challenges, while enhancing overall efficiency. Now fully live with fraud and anti-money laundering capabilities, the advanced SaaS platform is designed to reduce disruptions caused by system downtime or performance issues so that KeyBank can now more swiftly resolve issues and achieve enhanced overall system reliability and a smoother, more dependable banking experience.

With built-in agility derived from NiCE Actimize’s Integrated Fraud Management (IFM) system, KeyBank can now more quickly adapt workflows and implement new compliance measures in response to changing regulations and new types of fraud. KeyBank incorporated NiCE Actimize’s ActOne case management capabilities into the modernized approach and additionally updated its platform with the addition of X-Sight Enterprise for Anti-Money Laundering, including CDD capabilities.

“KeyBank sought to future-proof its operations, and NiCE Actimize’s advanced X-Sight AI Enterprise platform provided a seamless path,” said Amy Brady, Chief Information Officer, KeyBank. “We were challenged by increased costs associated with manual system upgrades and patches. By replacing our previous solutions, we have ensured consistent performance and minimized system downtime, allowing the organization to respond more effectively to evolving regulatory changes.”

Explained Craig Costigan, CEO, NiCE Actimize, “The X-Sight AI platform helps firms simplify the complexities of managing multiple deployments, providing a comprehensive view of transactions and potential risks. One significant benefit is that the platform ensures banks can utilize the most advanced capabilities without the delay of manual updates. This enables the adoption of future innovations such as advanced analytics which enhance fraud detection and regulatory compliance.”

In addition to being a NiCE Actimize customer, KeyBank also leverages NiCE’s AI-powered workforce augmentation capabilities to boost operational efficiency and enhance both employee and customer experiences. By introducing forecasting and scheduling with greater automation and precision, leadership improved reporting accuracy and hit service level goals all year. The standout achievement: hundreds of ‘man-hours' saved during the busiest time of the year through NiCE’s self-service PTO bidding, freeing resources to optimize service, and providing employees with more flexibility.

About KeyCorp

In 2025, KeyCorp celebrates its bicentennial, marking 200 years of service to clients and communities from Maine to Alaska. To learn more, visit KeyBank Heritage Center. Headquartered in Cleveland, Ohio, Key is one of the nation's largest bank-based financial services companies, with assets of approximately $189 billion at March 31, 2025.

Key provides deposit, lending, cash management, and investment services to individuals and businesses in 15 states under the name KeyBank National Association through a network of approximately 1,000 branches and approximately 1,200 ATMs. Key also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States under the KeyBanc Capital Markets trade name. For more information, visit https://www.key.com/. KeyBank Member FDIC.

About NiCE Actimize

As a global leader in artificial intelligence, platform services, and cloud solutions, NiCE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NiCE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NiCE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.